To: The U.S. Securities & Exchange Commission

82-1010


03029956



Television Broadcasts Limited

(Incorporated in Hong Kong with limited liabilities)

Announcement of 2003 Interim Results

The directors of Television Broadcasts Limited (the "Company") are pleased to announce the interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2003. These interim results which are unaudited and condensed, along with selected explanatory notes, have been reviewed by the audit committee of the Company.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 June 2003

	Note	Unaudited Six months ended 30 June 2003 HK$'000	2002 HK$'000
Turnover		1,433,835	1,385,947
Cost of sales		(800,918)	(741,375)
Gross profit		632,917	644,572
Other revenues	3	17,189	18,491
Selling and distribution costs		(228,743)	(211,950)
General and administrative expenses		(255,937)	(243,533)
Other operating income		4,106	1,843
Gain on deemed disposal of a subsidiary		27,726	-
Gain on disposal of a subsidiary		5,213	-
Operating profit	4	202,491	209,423
Finance costs	5	(8,676)	(12,024)
Share of profits less losses of			
Jointly controlled entities		(7,613)	(8,852)
Associated companies		(3,954)	1,317
Profit before taxation		182,248	189,864
Taxation	6	(15,872)	(29,895)
Profit after taxation		166,376	159,969
Minority interests		(11,310)	1,897
Profit attributable to shareholders		155,066	161,866
Proposed interim dividend		87,600	87,600
Earnings per share	7	HK$0.35	HK$0.37

Notes:

1. **Change of accounting policy**

   In the current period, the Group has adopted Statement of Standard Accounting Practice ("SSAP") 12 "Income Taxes" issued by the Hong Kong Society of Accountants. The adoption of SSAP 12 represents a change in accounting policy, however, the income taxes in prior years has not been restated as the effect of this change is not material to the current and prior years' results.

2. **Segment information**

   An analysis of the Group's turnover and results for the period by business segments is as follows:

Six months ended 30 June 2003	Terrestrial television broadcasting HK$'000	Programme licensing and distribution HK$'000	Overseas satellite pay TV operations HK$'000	Channel operations HK$'000	Other activities HK$'000	Elimination HK$'000	Group total HK$'000
Turnover *(Note 1a)*							
External sales	672,254	256,449	125,706	329,092	50,334	-	1,433,835
Inter-segment sales	120	47,981	88	7,609	8,718	(64,516)	-
	672,374	304,430	125,794	336,701	59,052	(64,516)	1,433,835
Segment results *(Note 1a)*	(13,448)	169,748	(21,202)	31,330	1,383	1,741	169,552
Gain on deemed disposal of a subsidiary							27,726
Gain on disposal of a subsidiary							5,213
Finance costs							(8,676)
Share of profits less losses							
Jointly controlled entities	-	-	-	(3,472)	(4,141)		(7,613)
Associated companies	-	-	-	(3,954)	-		(3,954)
Profit before taxation							182,248
Taxation							(15,872)
Profit after taxation							166,376
Minority interests							(11,310)
Profit attributable to shareholders							155,066

Note 1a: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
Turnover	-	-	85,370	-	9,389		94,759
Operating profits/(losses)	-	-	(15,724)	-	1,212		(14,512)

Six months ended 30 June 2002	*Terrestrial television broadcasting* HK$'000	*Programme licensing and distribution* HK$'000	*Overseas satellite pay TV operations* HK$'000	Channel operations HK$'000	Other activities HK$'000	Elimination HK$'000	Group total HK$'000
Turnover *(Note 1b)*							
External sales	759,353	216,133	87,933	262,392	60,136	-	1,385,947
Inter-segment sales	-	61,457	2,637	6,466	27,406	(97,966)	-
	759,353	277,590	90,570	268,858	87,542	(97,966)	1,385,947
Segment results *(Note 1b)*	152,120	141,612	(33,266)	(51,908)	1,816	(951)	209,423
Finance costs							(12,024)
Share of profits less losses							
Jointly controlled entities	-	-	-	(3,655)	(5,197)		(8,852)
Associated companies	-	-	-	1,317	-		1,317
Profit before taxation							189,864
Taxation							(29,895)
							159,969

Note 1b: The above segments include activities at their initial stage of operations (i.e. not more than five years since commencement of commercial operations) and an analysis of their respective turnover and results is as follows:

	Terrestrial television broadcasting	Programme licensing and distribution	Overseas satellite pay TV operations	Channel operations	Other activities	Elimination	Group total
Turnover	-	-	53,621	20,110	11,227		84,958
Operating losses	-	-	(29,790)	(37,771)	(7,280)		(74,841)

An analysis of the Group's turnover and contribution to operating profit/(loss) for the period by geographical segments is as follows:

	Turnover Six months ended 30 June 2003 HK$'000	2002 HK$'000	Operating profit/(loss) Six months ended 30 June 2003 HK$'000	2002 HK$'000
Hong Kong	712,138	800,387	(10,731)	143,057
Taiwan	319,984	260,821	65,448	(769)
USA and Canada	110,983	93,361	22,204	21,172
Australia	25,496	20,509	(14,928)	(25,086)
Europe	43,899	40,994	1,578	2,607
Mainland China	43,517	33,193	20,099	3,139
Malaysia and Singapore	160,721	120,551	75,391	59,909
Other countries	17,097	16,131	10,491	5,394
	1,433,835	1,385,947	169,552	209,423
Gain on deemed disposal of a subsidiary			27,726	
Gain on disposal of a subsidiary			5,213	
			202,491	

3. **Other revenues**

	Six months ended 30 June 2003 HK$'000	2002 HK$'000
Interest income	1,615	5,627
Others	15,574	12,864
	17,189	18,491

4. **Operating profit**

   Operating profit is stated after charging the following:

	Six months ended 30 June 2003 HK$'000	2002 HK$'000
Charging		
Depreciation – owned fixed assets	99,308	83,168
Depreciation – leased fixed assets	152	132
Impairment of fixed assets	16,056	-
Cost of programmes, film rights and stocks	502,593	466,717
Amortisation of goodwill	480	-

5. **Finance costs**

	Six months ended 30 June 2003 HK$'000	2002 HK$'000
Interest on overdrafts, bank loans and other loans	8,645	11,998
Interest element of finance leases	31	26
Interest element of land premium paid	2,071	4,151
Total borrowing costs incurred	10,747	16,175
Less: Interest amount capitalised in land	(2,071)	(4,151)
	8,676	12,024

6. **Taxation**

   Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the period. In 2003, the government enacted a change in the profits tax rate from 16% to 17.5% for the fiscal year 2003/2004. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

	Six months ended 30 June 2003 HK$'000	2002 HK$'000
Current taxation:		
– Hong Kong profits tax	6,096	29,717
– Overseas taxation	4,052	2,071
– Under provisions in prior periods	256	46
Deferred taxation relating to the origination and reversal of temporary differences	134	(1,939
Deferred taxation relating from an increase in tax rate	5,334	-
	15,872	29,895

DW 9/11

7. **Earnings per share**

INTERIM DIVIDEND

The directors are pleased to declare an Interim Dividend of HK$0.20 (2002: HK$0.20) per share for 438,000,000 issued shares.

Dividend warrants will be despatched to shareholders on 3 October 2003. The transfer books of the Company will be closed from 24 September 2003 to 26 September 2003, both dates inclusive.

MANAGEMENT DISCUSSION AND ANALYSIS

Review Of Operations

(a) Operating Results For The Period

For the six months ended 30 June 2003, the Group achieved a turnover of HK$1,434 million, an increase of 3% over the same period last year. Profit attributable to shareholders was HK$155 million, a 4% decrease over the same period last year. Earnings per share decreased to HK$0.35 (2002: HK$0.37).

(b) Business Review And Prospects

Terrestrial Television Broadcasting

The massive negative impact of the SARS outbreak on retail sales, and the consequent negative impact on advertising revenues of all media, are well known and require little comment here. Since many April advertising campaigns could not be cancelled on short notice, the revenue downturn was most pronounced in May. Fortunately, recovery was very swift with June sales showing encouraging single-digit year-on-year growth.

We expect contracted up-front spending for the year to remain intact notwithstanding some reduced utilization of up-front contracts during the months of April and May. Thus our up-front bookings have insulated us considerably from the full impact of SARS, an advantage not enjoyed by other media not employing such a scheme.

In spite of the SARS gloom, spending in the music album category significantly increased. Our innovative strategic partnerships with record companies rejuvenated the entire music industry and resulted in a 400% increase in spending on music CDs from January to June. Every album launched in partnership with TVB has recorded at least platinum-level sales. The top-selling album, a compilation of Mandarin love songs, was launched just at the onset of the SARS outbreak and achieved eight times platinum sales. These partnerships have clearly demonstrated the power of TV advertising and will be used as a model for building business in other categories.

Spending also grew in the categories of electrical appliances, personal hygiene products, medicines, telecommunications services, courier services and supermarkets. However, spending declined in the areas of financial services, real estate, travel, milk powder and restaurants.

At the end of July, the Government announced several significant relaxations in the areas of programme feature sponsorship and product sponsorship. These new forms of sponsorship will provide additional sources of advertising revenue that should increase over time.

During the first half of 2003, TVB Jade, our Chinese channel, achieved an average weekday primetime audience share of 80% (Weekday primetime on Jade: 7:00-11:30 p.m.). Our English channel, TVB Pearl, earned an average weekday primetime audience share of 71% (Weekday primetime on Pearl: 7:00 p.m. – 12 midnight).

By March, when SARS had become a full-blown health threat in Hong Kong, TVB was actively supporting and participating in efforts to control the spread of the disease. In addition to news, current affairs and special programmes, Jade produced many short informational SARS-related programmes that were broadcast during primetime. The Company also produced variety and fund-raising programmes intended to boost the morale of medical and healthcare personnel and to encourage the general public during this difficult time. An average 1.35 million viewers watched "Operation Relief 2003", which raised HK$8 million for the Charitable Foundation of the Hospital Authority.

The Company's relocation from the old site at Clearwater Bay to the new TVB City in Tseung Kwan O has proceeded smoothly. On 29 March, on a live variety show viewed by 1.8 million Hong Kong viewers, we bade farewell to our old home at TV City. By the end of June, most departments had completed the move to the new TVB City. The entire relocation should be complete before our anniversary in November.

The production capabilities of the Company will be considerably enhanced and expanded when the new, state-of-the-art, fully digital production centre at the new TVB City comes fully online during the second half of this year. The Company's upgraded in-house production capabilities, together with our steadily increasing co-production activities in mainland China, should very considerably enrich TVB's programme repertoire, ensuring greater quantity, higher quality, and broader variety of programming. This expanded and upgraded programme inventory will in turn increase the profit potential of our international licensing and merchandising operations, including those in mainland China.

Programme Licensing And Distribution

Thanks to a significant increase in revenue from telecast licensing in Asia and from VCD licensing in mainland China, our programme licensing and distribution profit for the first half of 2003 continued to deliver attractive double-digit growth. The second half of 2003 should see a continuation of this positive trend.

Overseas Satellite Pay TV Operations

(a) TVB Satellite Platform ("TVBSP") USA

In the first quarter of 2003, our direct-to-home satellite service in the USA successfully switched its subscriber base over to the DirecTV network, where they continue to subscribe on an a la carte basis to our five-channel Jadeworld channel package. Total subscribers grew 30% in the first half of 2003. Our New York office, opened early this year, has efficiently facilitated our marketing efforts in the US market. Competition, especially in the area of Mandarin language content, has increased significantly there and is targeting the increasing number of immigrants from mainland China. To chart effectively our future course and strategy for this important market, we are planning for the second half of 2003 a series of in-depth market studies to be conducted in major US cities with large Chinese populations.

(b) TVB Australia ("TVBA")

Despite a slow market, our multi-channel satellite service in Australia maintained single-digit subscriber growth in the first half of the year. A recent in-house market survey indicated that we could considerably enhance the appeal of our driver channel, TVBJ, by using more current programming. Accordingly, we have initiated a revamping of the channel commencing in July 2003.

We are also continuing our negotiations with other service carriers in Australia in

(c) The Chinese Channel ("TCC") Europe

In Europe, our direct-to-home TCC channel successfully completed in late January an upgrade of the channel's encryption system, effectively eliminating the considerable unauthorized viewing that had plagued the channel. However, due to rumours that newly pirated smart cards would soon be available, many previously unauthorized viewers delayed subscribing to the service, requiring major marketing and educational campaigns in response. Nevertheless, the channel did maintain a subscriber growth rate in the low single digits in the first half of 2003.

Channel Operations

(a) Taiwan

Following our restructuring of the Taiwan channel operation and the consolidating of resources there, TVBS channels recorded double-digit improvements in both revenue and cost compared to the first half of 2002. As a result, our Taiwan channel operations delivered a profit in the first half of 2003 notwithstanding the severe impact of SARS on the Taiwan economy and the highly competitive television industry there.

TVBS will focus on enhancement of its programming and news content to maintain its leading position in Taiwan's television market and to further improve its licensing revenue from overseas. In keeping with the positive first-half results, we expect TVBS to continue its growth through the second half.

(b) TVB8 And Xing He

The overall performance of these two channels continued to improve in the first half. Consistent programme enhancement and extensive channel promotion have produced a two-fold increase in subscription income. In mainland China, TVB8's home reach began to grow much faster in April after we migrated the channel's signal to a popular transponder. Xing He's market penetration also improved significantly in response to an extensive trial viewing offer.

Advertising income from the channels recorded high double-digit growth resulting primarily from the outstanding performance of Xing He in Malaysia. In mainland China, notwithstanding the negative impact of the SARS outbreak, we still managed to achieve slight revenue growth.

Advertising sales agents were appointed during the first half of 2003 in Sichuan, Shandong and Guangdong provinces. Additional agents will be engaged in key Chinese cities to develop further business.

Other Activities

(a) Jade Animation

Jade Animation has been developing its animation series, "Condor Hero", with response and publicity in the TV and video markets. Merchandising is under development as well. Studio business has been slowed down in the first half of 2003, but is expected to pick up in the second half of 2003. We are also exploring the possibility of launching an animation channel in the Chinese market.

(b) Internet Operations (Hong Kong And Mainland China)

The return from broadband content services has been the main contributor to the profit growth of our Internet operations in the first half of the year. Further growth is expected to come from content services for 3G mobile networks, which are targeted to commence before the end of the year. In mainland China, the production and repackaging of infotainment programmes have produced steady income. SMS and MMS services provided via mobile phone networks commenced in April. This is expected to contribute to future revenue growth.

(c) Magazine Publishing

Advertising revenue declined in the first half due to the outbreak of SARS. However, June brought recovery, and it is anticipated that first-half revenue shortfalls will be made up through increased sales efforts in the second half.

New business – Hong Kong Pay TV

In February, Intelsat and TVB announced an agreement to provide pay television services in Hong Kong through Galaxy Satellite Broadcasting Limited ("GSBL"). Intelsat now owns 51% of GSBL and TVB owns 49%. GSBL will commence the delivery of pay TV services to Hong Kong subscribers in the fourth quarter of this year. TVB will exclusively provide GSBL a package of five channels. Channel packaging and programme production preparations commenced in the second quarter. GSBL is also licensed to provide teleport services in Hong Kong.

Financial Review

(a) Capital Structure, Debts And Liquidity

In compliance with Section 2 Third Schedule of the Domestic Free Television Programme Service Licence, TVB has reduced its interest to less than 50% in a wholly owned subsidiary company, Galaxy Satellite Broadcasting Limited ("GSBL") which holds a licence to operate pay TV services in Hong Kong. As a result, GSBL is reclassified as an associate company in these accounts now submitted. It has therefore to some extent distorted the comparatives of the two periods under review. The disposal has brought the Group a profit of HK$5.2 million and it has been taken to the accounts in the reporting period.

On 30 November 2001, MEASAT Broadcast Network System (BVI) Ltd. ("MBNS (BVI)") and Home Net N.V. ("HomeNet") were each issued 4,500,000 shares of TVB.COM Limited ("TVB.COM") unpaid at HK$8.60 per share. These shares, which did not carry voting or dividend rights until paid for, were to be paid for by four equal instalments. Two of these instalments were received by the end of February 2003, thus increasing MBNS (BVI)'s interest in TVB.COM to 18.42% and HomeNet's interest to 7.9%. This transaction is accounted for as a deemed disposal of the Group's interest in TVB.COM resulting in a profit of HK$27.7 million. TVB.COM changed its name to TVB Publishing Holding Limited on 12 December 2001.

During the reporting period, the Group has acquired additional interest in the Taiwan associate, Interface Co. Ltd., ("Interface") for a cumulative percentage of 59.3%, therefore Interface is now reclassified in these accounts as a subsidiary company. However, because of its small size, this reclassification has only modest impact on comparatives. The acquisition has incurred purchased goodwill of HK$6.8 million that will be amortized straight-line over five years.

The new TVB City Project at Tseung Kwan O has been effectively completed, with only some touch-up work remaining to be finished by the end of the year. All capital expenditures for this project should be booked to the accounts within this year. As of 30 June 2003, fixed assets of the Group increased by HK$91 million over year-end 2002, understated by the GSBL impact to the amount of HK$102 million. There will be further CAPEX of HK$279 million to be booked to the accounts during the remainder of the year for the new TVB City Project and for the Channel Supply Agreement entered into with GSBL on 4 September 2001 consequent to an open bidding process for the supply to GSBL of five pay TV channels.

Cash and bank balances as of 30 June 2003 stood at HK$383 million, a 6% increase over HK$362 million held at year-end 2002. The cash and bank balances position has taken into account the Group's cash investment of HK$138 million in the pay TV joint venture with Intelsat, paid on 20 February 2003. To finance further investment required and additional CAPEX, sufficient banking facilities have been arranged. Cash and cash equivalents held by the Group were principally in Hong Kong Dollars and US Dollars and were not related to debts.

Reflecting a lower billing for local advertising in the first half, accounts receivable fell by 10% from the position at year-end 2002. Accounts payable were in line with the 2002 year-end figure.

The Group recorded a gearing ratio of 24.3% as of 30 June 2003, compared to 10.8% at the end of last year. It was measured by total debts of HK$754 million (December 2002: HK$356 million) against a shareholders' fund of HK$3,102 million (December 2002: HK$3,274 million). The increase was due to additional loans drawn on bank mainly to finance the pay TV joint venture, the new TVB City Project and a changed net worth.

- Debts increased over last year by HK$398 million due to the aforesaid additional short term loan.
- Debts consisted of short and long term bank loans and bank overdrafts taken out for purchase of properties, equipment and studio facilities in Taiwan and the new TVB City, etc. Loans totalling HK$177 million (December 2002: HK$162 million) were secured by assets of subsidiary companies.
- All debts are subject to floating rates of interest at an agreed percentage above the prevailing lending rates of the banks.
- The maturity profile of the debts as of 30 June 2003 was as follows: within one year, HK$695 million (92% – loans required mainly for TVB City Project/Pay TV Joint Venture can be extended if not wholly repaid out of operating fund); in the second year, HK$9 million (1%); in the third to fifth years, HK$16 million (2%) and after the fifth year, HK$34 million (5%).
- Debts were denominated mainly in Hong Kong Dollars (66%), New Taiwan Dollars (26%), British Pounds (7%), and other currencies, such as US and Australian Dollars.
- The Group had no committed borrowing facilities during the period.

Capital commitments of the Group, excluding the Group's share of commitments for jointly controlled entities, decreased by 47% to HK$318 million (December 2002: HK$606 million).

Apart from what we have reported above, there was no material acquisition or disposal of subsidiaries or associated companies during the period.

(b) *Contingent Liabilities*

There were guarantees to the extent of HK$1.8 million (December 2002: HK$89.6 million) provided to bankers for banking facilities. The guarantee provided to bank for the performance bond issued to the HKSAR Government of HK$88 million has been uplifted and replaced by security provided by GSBL, for which the Company owns only 49% of the equity interest.

(c) *Exposure To Fluctuations In Exchange Rates And Related Hedges*

As of 30 June 2003, exchange contracts worth HK$46.4 million had been entered into with bankers to sell forward certain foreign currencies in order to hedge against fluctuations that might impact the value of trade receipts from overseas customers. A potential loss of HK$184,000 on these contracts has not been recognized in the accounts.

HUMAN RESOURCES

As of 30 June 2003, excluding directors and freelance workers, but including contract artistes and staff in overseas subsidiary companies, the Group employed a total of 5,029 fulltime employees (December 2002: 5,039). About 27% of these were employed in overseas subsidiaries and were paid on a scale and system relevant to their localities and local legislation. For local employment, different pay schemes are operated for contract artistes, sales and non-sales employees. Contract artistes are paid either on a show basis, or a package of shows. Sales personnel are remunerated based on on-target-earning packages comprised of salary and sales commissions. Non-sales personnel are offered a monthly salary. The year-end bonus equivalent to one-month's salary was withdrawn from 1 January 2002. There was no share option scheme adopted by the Group during the period. From time to time, the Group organizes, either in-house or with vocational institutions, seminars, courses and workshops on subject of technical interest, such as industrial safety, management skills and other related studies. The Group also sponsors training programmes that employees may enroll on their own initiative.

PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30 June 2003, the Company has not redeemed any of its shares. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares.

CORPORATE GOVERNANCE

During the six months ended 30 June 2003, the Company was in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Exchange") save that independent non-executive directors who have not been appointed for a specific term are subject to retirement by rotation as specified by the Company's Articles of Association.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited interim accounts for the six months ended 30 June 2003.

INTERIM REPORT

The interim report of the Company for the six months ended 30 June 2003 containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Exchange's website (www.hkex.com.hk) and the Company's website (www.tvb.com.hk) within 14 days from the date of this announcement.

On behalf of the Board
Run Run Shaw
Executive Chairman

Hong Kong, 3 September 2003